Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-2948	E-mail Address jkaufman@stblaw.com

November 18, 2022

Re:	KKR Acquisition Holdings I Corp.
Preliminary Proxy Statement on Schedule 14A, Amendment No. 1
Filed on November 14, 2022
File No. 001-40225

VIA EDGAR

Ms. Stacie Gorman
Mr. David Link
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Dear Ms. Gorman and Mr. Link:

On behalf of KKR Acquisition Holdings I Corp. (the “Company”), as a follow-up to our teleconference on November 17, 2022, regarding the amended Preliminary Proxy Statement on Schedule 14A filed by the Company on November 14, 2022 (“Amendment No. 1”), set forth below is a redline that illustrates updates to a risk factor in Amendment No. 1, proposed for inclusion in the definitive Proxy Statement.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act of 1940 (as amended, the “Investment Company Act”), we may, at any time, instruct Continental to liquidate the securities held in the trust account and instead to hold the funds in the trust account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the trust account, we would likely receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

We do not believe that the Company is an investment company as defined under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. To assess status as an investment company under that definition, a company’s assets, the sources of its income, its historical development, its public representations of policy, and the activities of its officers and directors are analyzed. We believe that the way in which the Company currently operates and is expected to continue to operate will generally prevent a finding that the Company is an investment company under this or any other applicable definition. Pursuant to the Trust Agreement, the funds in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations. Pursuant to the Trust Agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a private equity fund, a special situation investment company or other similar investment fund), we believe the Company should not be deemed an “investment company” within the meaning of the Investment Company Act.

However, we acknowledge that our belief that we should not be deemed an “investment company” is contingent on the Company’s operations proceeding according to its stated business plan. In the event that the Company has not consummated our initial business combination or our liquidation prior to March 19, 2023, the 24-month anniversary of the IPO, there is the potential that the Company may deemed to be “engage[d] primarily in the business of investing, reinvesting, or trading in securities” under Section 3(a)(1)(A) because of the length of time during which the Company’s activities and income will have consisted of generating interest income from its investments in U.S. government securities and money market funds meeting the conditions of Rule 2a-7. Even prior to March 19, 2023, the 24-month anniversary of the IPO, the SEC may take the position that we have been operating as an unregistered investment company. The longer that the funds in the trust account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, the greater the risk that we may be considered an investment company. If we are deemed to be an investment company that is required to register under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination or may result in our liquidation.

To mitigate the risk of us being deemed to be an investment company under the subjective test of Section 3(a)(1)(A) of the Investment Company Act, we may, at any time on or prior to the 24-month anniversary the IPO, instruct Continental to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash until the earlier of consummation of our initial business combination or liquidation of the Company. Following such liquidation, the Company will no longer have investments in “securities” and therefore should not be capable of being deemed to be “engage[d] primarily in the business of investing, reinvesting, or trading in securities” under Section 3(a)(1)(A) of the Investment Company Act. We believe taking such actions would thereby mitigate the risk of Company being deemed as an unregistered investment company. As a result of this liquidation of securities, however, we would likely receive minimal interest, if any, on the funds held in the trust account. However, interest previously earned on the funds held in the trust account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the trust account and thereafter to hold all funds in the trust account in cash would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company. If we do not complete our initial business combination, our public stockholders may receive only approximately $10.00 per share on the liquidation of our trust account and our warrants will expire worthless. In addition, if we do not complete our initial business combination and our trust account is liquidated, our public stockholders will miss the opportunity to benefit from an investment in a target company and miss the appreciation in value of such investment through an initial business combination.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	KKR Acquisition Holdings I Corp.
Glenn Murphy, Chief Executive Officer